December 10, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
17 State Street, Suite 4000
New York, NY 10004

       Re: Alternus Clean Energy, Inc.
           Registration Statement on Form S-1
           Filed December 3, 2024
           File No. 333-283575
Dear Vincent Browne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ross David Carmel, Esq.